Exhibit A
TELEFÓNICA, S.A.
TELEFÓNICA DE ARGENTINA S.A.
Unilateral Declaration of Intention to Acquire 100% of the
Remaining Capital Stock held by the Minority Shareholders
     TELEFÓNICA, S.A., a sociedad anónima incorporated in Spain, having its registered office at Gran Vía 28, 28013 Madrid, Spain, as controlling shareholder of TELEFÓNICA DE ARGENTINA, S.A. (the “Company”), a sociedad anónima incorporated in the Republic of Argentina, having its registered office at Avenida Intendente Huergo 723, ground floor, in the City of Buenos Aires, hereby unilaterally declares its intention to acquire 100% of the remaining capital stock held by the minority shareholders of the Company under the provisions established in sections 25, 26, 28, 29, 32, inc. d), and the related ones, of Executive Order No. 677/2003 enacted by the Argentine Executive Power.
     To such effect, once the criteria set forth in Section 32, subsection d) of such Executive Order No. 677/01 have been duly weighed, TELEFÓNICA, S.A. calculates the residual equity interests of the minority shareholders of the Company in the sum of ARS 126,001,784 (one hundred and twenty-six million, one thousand seven hundred and eighty-four Argentine pesos). Therefore, TELEFÓNICA, S.A. has determined that the fair price for each of the 126,001,784 outstanding shares in TELEFÓNICA DE ARGENTINA S.A. (including all rights inherent therein) held by such minority shareholders is ARS1.00 (one Argentine peso), amount that it will pay to all those who evidence their capacity as shareholders of the Company.
     The amount equivalent to the fair price for 100% of the shares held by the minority shareholders will be deposited in BANCO BBVA BANCO FRANCES, S.A., having its principal place of business at Reconquista 199, 1003 in the City of Buenos Aires, Argentina, within five (5) business days following the Comisión Nacional de Valores (Argentine Securities and Exchange Commission) approval thereof.
     This Declaration of Acquisition will imply, in itself and as a matter of law, the delisting of the shares in TELEFÓNICA DE ARGENTINA S.A. effective from the date of the relevant public deed. Should you have any further concerns on the matter, please do not hesitate to contact us at (+34)91 482 87 00.
In Madrid, Spain on 23 June 2009.

D. Ramiro Sanchez de Lerín
General Secretary and Secretary of the Board of Directors
Note: The price specified in this Declaration of Acquisition from the date of issuance thereof to the date of deposit of the relevant amounts may be modified upon the occurrence, at the discretion of Telefónica, S.A., of any event that involves a substantial adverse change in the financial condition or in the activities, prospects or businesses of Telefónica, S.A., or in any of its related companies or in the conditions prevailing in the Argentine securities market.